FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                         For the month of November 2004

                         ===============================

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                         ===============================



     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]   NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On November 11, 2004, G. Willi-Food International Ltd. (the "Registrant") announced that the Nasdaq Stock Market informed G. Willi-Food International Ltd. that its Ordinary Shares are subject to delisting from the Nasdaq SmallCap Market due to its failure to meet continued listing requirements that the Registrant have 500,000 publicly held shares. The Registrant is reviewing the alternatives available to it.





EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated November 11, 2004.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 11, 2004

                                               BY: /S/ Joseph Williger
                                               -----------------------
                                               Joseph Williger
                                               Chief Executive Officer

WILLI FOOD                                                                 NEWS



CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

          NASDAQ STOCK MARKET INFORMS G. WILLI-FOOD INTERNATIONAL LTD.
           THAT ITS ORDINARY SHARES ARE SUBJECT TO DELISTING FROM THE
                 NASDAQ SMALL CAP MARKET DUE TO FAILURE TO MEET
                    SPECIFIED CONTINUED LISTING REQUIREMENTS

YAVNE, ISRAEL - NOVEMBER 11, 2004 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) announced that on November 9, 2004 it had been notified by the Nasdaq Listing Qualification staff that the Company is not in compliance with the continuing listing requirements of Nasdaq Marketplace Rule 4320(e)(5) requiring at least 500,000 publicly held shares and that the Nasdaq Staff is, accordingly, reviewing the Company's eligibility for continued listing of its Ordinary Shares on the Nasdaq SmallCap Market. As previously announced by the Company, in July 2003 the Staff had sent a similar notification to the Company concerning the same listing requirement. However, in August 2003, the Staff notified the Company that it had determined that the Company was in substantial compliance with that rule and that no further action would be taken. In its November 2004 letter, the Staff states that it can no longer deem that the Company substantially complies with the rule as the Nasdaq Marketplace Rules do not provide the Staff with the latitude to consider substantial compliance when evaluating issuers listed on the Nasdaq Small Cap Market and it is reviewing the Company's eligibility for continued listing on the Small Cap market.

In its November 2004 letter, the Staff asked the Company to provide on or before November 22, 2004, any plan the Company has to comply with this listing requirement. The Company is reviewing the alternatives available to it. If, after the completion of its review, the Nasdaq Staff determines that Company Cannot adequately address the issues noted in the correspondence from the Nasdaq Staff, Nasdaq will then provide written notification of delisting. The Staff also informed the Company that it will have a right to appeal the Staff's decision upon the issuance of such a written notification. Further updates will be provided as additional information becomes available.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.